UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13G/A

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 5)*

                 CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.
                              (Name of Issuer)

                   Common Stock, par value $0.01 per share
                       (Title of Class of Securities)

                                  209034107
                               (CUSIP Number)

                              December 31, 2010
           (Date of Event Which Requires Filing of this Statement)

   Check the appropriate box to designate the rule pursuant to which this
   Schedule is filed:

    [ ]  Rule 13d-1(b)
    [ ]  Rule 13d-1(c)
    [X]  Rule 13d-1(d)

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


   CUSIP No.                      209034107                   Page 2 of 8


   1    NAMES OF REPORTING PERSONS:
        Central Illinois Telephone, LLC

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
        INSTRUCTIONS)

        (a) [ ]
        (b) [ ]

   3    SEC USE ONLY:


   4    CITIZENSHIP OR PLACE OF ORGANIZATION:

        Delaware

                  |  5   SOLE VOTING POWER:

     NUMBER OF    |      3,086,195 shares

       SHARES     |  6   SHARED VOTING POWER:
    BENEFICIALLY
      OWNED BY    |      None

        EACH      |  7   SOLE DISPOSITIVE POWER:
     REPORTING
       PERSON     |      3,086,195 shares

       WITH:      |  8   SHARED DISPOSITIVE POWER:

                  |      None

     9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        3,086,195

    10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS):

        [ ]

    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

        Approximately 10.4%*

    12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

        OO


   * Percentages used are calculated based upon 29,816,659 shares of the Issuer's common stock known by the Reporting Person to be issued and outstanding.


   CUSIP No.                      209034107                   Page 3 of 8


     1  NAMES OF REPORTING PERSONS:

        Richard A. Lumpkin

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
        INSTRUCTIONS)

        (a) [ ]
        (b) [ ]

     3  SEC USE ONLY:

     4  CITIZENSHIP OR PLACE OF ORGANIZATION:

        United States

                   |   5   SOLE VOTING POWER:

     NUMBER OF     |       3,086,195 shares

       SHARES      |   6   SHARED VOTING POWER:
    BENEFICIALLY
      OWNED BY     |       None

        EACH       |   7   SOLE DISPOSITIVE POWER:
     REPORTING
       PERSON      |       3,086,195 shares

       WITH:       |   8   SHARED DISPOSITIVE POWER:

                   |       None

     9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        3,086,195 shares

    10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS):

        [ ]

    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

        10.4%*

    12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

        IN


   * Percentages used are calculated based upon 29,816,659 shares of the Issuer s common stock known by the Reporting Person to be issued and outstanding.


   CUSIP No.                      209034107                   Page 4 of 8

   ______________________________________________________________________
   Item 1(a) Name of Issuer:

             Consolidated Communications Holdings, Inc. (the "Issuer")
   ______________________________________________________________________
   Item 1(b) Address of Issuer's Principal Executive Offices:

             121 South 17th Street
             Mattoon, Illinois 61938-3987
   ______________________________________________________________________
   Item 2(a) Name of Person Filing:

             Central Illinois Telephone, LLC and Richard A. Lumpkin
   ______________________________________________________________________
   Item 2(b) Address of Principal Business Office or, if none, Residence:

             121 South 17th Street
             Mattoon, Illinois 61938-3987
   ______________________________________________________________________
   Item 2(c) Citizenship:

             Central Illinois Telephone is a limited liability company organized under the laws of Delaware.

             Richard A. Lumpkin is a U.S. citizen.
   ______________________________________________________________________
   Item 2(d) Title of Class of Securities:

             Common Stock, par value $0.01 per share
   ______________________________________________________________________
   Item 2(e) CUSIP Number:

             209034107
   ______________________________________________________________________


   CUSIP No.                      209034107                   Page 5 of 8

   ______________________________________________________________________
   Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

             (a)  [ ]  Broker or dealer registered under Section 15 of
                       the Exchange Act;

             (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange
                       Act;

             (c)  [ ]  Insurance company as defined in Section 3(a)(19)
                       of the Exchange Act;

             (d)  [ ]  Investment company registered under Section 8 of the Investment Company Act;

             (e)  [ ]  An investment adviser in accordance with Rule 13d-
                       1(b)(1)(ii)(E);

             (f)  [ ]  An employee benefit plan or endowment fund in
                       accordance with Rule 13d-1(b)(1)(ii)(F);

             (g)  [ ]  A parent holding company or control person in
                       accordance with Rule 13d-1(b)(1)(ii)(G);

             (h)  [ ]  A savings association as defined in Section 3(b)
                       of the Federal Deposit Insurance Act;

             (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

             (j)  [ ]  A non-U.S. institution in accordance with Rule
                       240.13d-1(b)(1)(ii)(J);

             (k)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

             Not applicable.
   ______________________________________________________________________


   CUSIP No. 209034107                                        Page 6 of 8

   ______________________________________________________________________
   Item 4.   Ownership

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a) Amount beneficially owned: Central Illinois Telephone, LLC ("Central Illinois Telephone"), is the record holder of 3,086,195 shares of the Issuer's common stock (the "Common Stock"). Mr. Lumpkin is the sole manager of Central Illinois Telephone and, therefore, has the sole voting and dispositive power with respect to the Common Stock. By virtue of his position as sole manager of Central Illinois Telephone, Mr. Lumpkin may be deemed to have indirect beneficial ownership of the Common Stock. Mr. Lumpkin disclaims beneficial ownership of the Common Stock except to the extent of his pecuniary interest therein.

             (b)  Percent of class: 10.4%*

             (c)  Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote

                        3,086,195 shares

                  (ii)  Shared power to vote or to direct the vote

                        None

                  (iii) Sole power to dispose or to direct the
                        disposition of 3,086,195 shares

                  (iv) Shared power to dispose or to direct the disposition of

                        None
   ______________________________________________________________________
   Item 5.   Ownership of Five Percent or Less of a Class.

             Not applicable.
   ______________________________________________________________________

   Item 6.   Ownership of More than Five Percent on Behalf of Another
             Person.

             Not applicable.
   ______________________________________________________________________


   * Percentages used are calculated based upon 29,816,659 shares of the Issuer's common stock known by the Reporting Person to be issued and outstanding.

   CUSIP No. 209034107                                    Page 7 of 8

   _____________________________________________________________________

   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

             Not applicable.
   _____________________________________________________________________
   Item 8.   Identification and Classification of Members of the Group.

             Not applicable.
   ______________________________________________________________________
   Item 9.   Notice of Dissolution of Group.

             Not applicable.
   ______________________________________________________________________
   Item 10.  Certifications

             Not applicable.
   ______________________________________________________________________



                                  EXHIBITS

   Exhibit 1   Joint Filing Agreement (incorporated by reference to
               Exhibit 1 to Schedule 13G filed by the Reporting Persons on February 13, 2006).


   CUSIP No. 209034107                                        Page 8 of 8


                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   February 7, 2011

                                      CENTRAL ILLINOIS TELEPHONE, LLC

                                      By:    /s/ Richard A. Lumpkin
                                             ---------------------------
                                      Name:  Richard A. Lumpkin
                                      Title: Manager


                                      /s/ Richard A. Lumpkin
                                      ----------------------------------
                                      Richard A. Lumpkin, individually